Exhibit 99.1

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED AUGUST 31, 2009

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” “the Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and related notes for the nine month period ended August 31, 2009, and the most recent annual consolidated financial statements. Information herein includes any significant developments to October 6, 2009, the date on which this MD&A was approved by our directors.

We are in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. We generally acquire rights to and explore undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, we look to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we would retain a percentage of ownership in the case of a partnership, or receive a royalty from the production resulting from a mining operation.

Our common shares trade on the Toronto Stock Exchange under the symbol NIC, and on the Over the Counter Bulletin Board in the United States under the symbol PNCKF. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Please refer to our audited financial statements for the year ended November 30, 2008 for a discussion of the differences between Canadian GAAP and United States GAAP as it applies to us. Unless otherwise indicated herein, all dollar amounts are stated herein in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and our Canadian operations directly and through PNI Corp., a Canada corporation.

Third Quarter Highlights

MAN Alaska property

With our project partner, ITOCHU Corporation, we continued our planned exploration program for the MAN project in Alaska. Extensive ground electromagnetic and walk magnetic surveys coupled with a Z-TEM (Z-Axis Tipper ElectroMagnetic system) survey and ongoing bore-hole electromagnetic surveys were completed and utilized in the drill target selection process. The program ran until late September, and we are currently awaiting assay results of samples collected throughout the program.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

SR1 property, Quebec

During July 2009, a helicopter-supported team field-checked anomalies and anomaly trends identified by the 1100 line km V-TEM survey which was completed in 2008. Several occurrences of disseminated sulphide mineralization were discovered in and near mafic intrusives and one previously unmapped area of frost heave tentatively interpreted to be ultramafic. Multi-element ICP (inductively-coupled plasma emission spectrometry) analyses by ALS Chemex have been received on the 141 grab samples from sites with either visible sulphides or a rusty appearance. Nickel ranged from 500 to 2000 ppm in 18 of the samples, copper from 1000 to 19300 ppm (1.93%) in 17 samples and cobalt from 75 to 175 ppm in 18 samples. Selected samples, including several from mineralization discovered by Falconbridge (now Xstrata) near the northwest end of the property, returned up to 0.061 ppm platinum and 0.199 ppm palladium.

POV property, Quebec

The POV property came to Pure Nickel through the Xstrata exploration property purchase. At the time of the transaction we were aware that the POV property was within the boundary of Province of Quebec’s proposed Monts de Puvirnituq Provincial Reserve and we would have to abandon the 148 claims if an inferred resource was not defined by July 7, 2009. The POV property was included in the option agreement with Minergy Ltd and while exploration work was conducted in 2008, the required resource was not able to be defined in the short time period. In June, the claims were allowed to lapse as they were now longer eligible for development work due to their location in a provincial park.

Copper King property (Western Utah Copper Company – “WUCC”)

The Western Utah Copper Company property is operated by Copper King Mining Corporation. As set out in the table below, we have an agreement to receive certain royalties for production at that property. On June 15, 2009 we filed an action for declaratory relief against WUCC in the United States District Court, Utah, requesting interpretation of and the status and rights under the agreement. On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009, we filed a response to the counterclaim. We believe that the counterclaim is without merit. Therefore, no provision has been made for the counterclaim in the financial statements.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

Summary of properties

We have mineral rights to ten premier properties in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims	Comments
area
(approx.)
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,519 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an Option agreement with ITOCHU Corporation.
William Lake	Manitoba (50 km from Grand Rapids)	30,890 hectares	We consider William Lake to be one of premier properties. An extensive exploration program was conducted during 2008.

Tower Property		Part of William Lake

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Salt Chuck	Alaska, Prince of Wales Island	1,942 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd , 1.1 g/t Au , and 5.7 g/t Ag .

Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	30,640 hectares

The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.

Manibridge	Manitoba (28 km SW Thompson )	270 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	748 hectares	Manicouagan Minerals Inc. has an option to earn up to a 70% interest in 39 mining claims.
Raglan SR1, Nuvilik	Quebec	45,500 hectares	The properties are currently in the early exploration stage. Minergy Ltd. has an option to earn a 70% interest in 245 mining claims comprising the Nuvilik property.
Rainbow	Nunavut (380 km NW of Chur- chill, and 612 km N of Thompson)	12,000 hectares	The property is currently in the early exploration stage.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

Property	Location	Claims	Comments
area
(approx.)
Western Utah Copper Company	Utah	2,830 hectares

The properties are operated by Copper King Mining Corp- oration, and are also known as Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($11 million) and may be subject to a Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Corporation) which will not exceed US$1.2 million ($1.3 million) in the aggregate.

Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

Results of Operations – three months ended August 31, 2009

We received no operating revenues during the three months ended August 31, 2009, which is unchanged from the three months ended August 31, 2008. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being treated as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $72,513 or $0.001 per share for the three months ended August 31, 2009, compared to a net loss of $890,947 or $0.01 per share for the three months ended August 31, 2008. The loss was reduced by a $662 gain on foreign exchange for which the comparative figure is a loss of $153,904. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the gain results from a slight weakening of the Canadian dollar during the quarter. At August 31, 2009, the exchange rate was C$1.0950 for US$1.00, compared to an exchange rate of C$1.0917 at May 31, 2009.

General and administrative expenses for the three months ended August 31, 2009 were $103,651 compared to $338,310 for the three months ended August 31, 2008. The decrease in expenses is attributable to the management fee received from ITOCHU during the three months ended August 31, 2009 which offsets a portion of our general and administrative expenses.

Interest income decreased to $15,426 for the three months ended August 31, 2009 compared to $56,729 for the comparative period due to a slight decrease in the cash balance and a significant reduction in interest rates from the previous year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

Cash flows provided by operating activities aggregated $720,764, compared to cash flows used in operating activities of $42,239 in the prior period. This was due to the use of prepaid deposits disbursed for exploration associated with our MAN Alaska project in prior quarters, and the management fee received under the agreement with ITOCHU. Pure Nickel did not raise any cash through financing activities in the three months ended August 31, 2009 nor for the comparable period the previous year.

Results of Operations – nine months ended August 31, 2009

We received no operating revenues during the nine months ended August 31, 2009, which is unchanged from the nine months ended August 31, 2008. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $890,947 or $0.01 per share for the nine months ended August 31, 2009, compared to a net loss of $2,264,016 or $0.03 per share for the nine months ended August 31, 2008.

General and administrative expenses for the nine months ended August 31, 2009 were $803,700, compared to $1,523,160 for the nine months ended August 31, 2008. The decrease in expenses is attributable in part to lower stock-based compensation costs in the current year.

Interest income decreased to $52,307 for the nine months ended August 31, 2009, compared to $253,184 for the comparative period, due to a decrease in the cash balance and a significant reduction in interest rates from the previous year.

Cash flows used by operating activities aggregated $737,772, compared to $914,223. Pure Nickel did not raise any cash through financing activities in the nine months ended August 31, 2009 nor for the comparable period the previous year.

PURE NICKEL INC.
 MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

Summary of quarterly results

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	August 31, 2009	May 31, 2009	Feb. 29, 2009	Nov. 30, 2008
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	103,651	330,850	369,199	449,246
Net income (loss)	(72,513)	(492,802)	(325,632)	(168,024)
Net income (loss) per share*	(0.001)	(0.007)	(0.005)	(0.002)

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	338,310	649,262	535,588	1,061,731
Net income (loss)	(1,088,537)	(763,474)	(412,005)	(3,514,569)
Net income (loss) per share*	(0.02)	(0.01)	(0.01)	(0.052)

 * Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (through private placements, the exercise of stock options, or the issuance of shares for services, property or other assets). Fluctuations in our share price will affect our ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

We had cash and equivalents of $3,894,052 at August 31, 2009 compared to $7,700,599 at November 30, 2008. In addition, we had liquid short-term investments of $3,531,474 at August 31, 2009 compared to $50,000 at November 30, 2008. Working capital was $6,982,038 at August 31, 2009 compared to $7,369,731 at November 30, 2008. Current liabilities at August 31, 2009 consisted of accounts payable and accrued liabilities payable totalling $588,432 compared to $455,827 at November 30, 2008.

Management believes that the working capital on hand at August 31, 2009 is sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the nine months ended August 31, 2009, we incurred legal expenses with a firm of which a director was a principal during the period of $ 23,986 (2008 - $196,368) for legal services, and we paid directors and companies controlled by directors $ nil (2008 - $79,083) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

At August 31, 2009, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	4,460,000
Warrants (expire May 11, 2010)	4,000,000

Critical Accounting Policies and Estimates

Our consolidated financial statements for the nine months ended August 31, 2009 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

Critical accounting policies and estimates include determining the carrying value of mineral properties. There have been no changes to our critical accounting policies and estimates from those described in our annual report dated November 30, 2008.

PURE NICKEL INC.
 MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

Changes in Accounting Policies

General Standards of Financial Statement Presentation

Effective December 1, 2008, we adopted the amended accounting standard CICA 1400, “General Standards of Financial Statement Presentation”. The standard provided revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The adoption of this standard has not had a significant impact on our financial statements.

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) in the first quarter ended February 29, 2012. The conversion to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

Our conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. We are currently in the scoping and planning phase which entails, among other things, identifying the resources required, areas for review and establishing a project plan and timetable.

Disclosure Controls and Procedures

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the three and nine month periods ended August 31, 2009 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the three and nine month periods ended August 31, 2009 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

The global financial crisis has had the effect of significantly reducing the prices of many commodities including nickel, and has made financing more difficult to obtain. However, the price of commodities including nickel have fluctuated significantly over time (and have recovered from the low prices of six months ago), and it is likely that nickel prices will continue to fluctuate both up and down in the future. We do not require financing for at least a year, so the global financial crisis is having a limited impact on our operations.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in United States dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

Risks

Risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2009

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar words and phrases (including negative variations) are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.